CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTH PERIODS ENDED DECEMBER 31, 2014, AND 2013

Unaudited – Prepared by Management

(Expressed in Canadian Dollars)

THESE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS HAVE NOT BEEN SUBJECT TO A REVIEW BY OUR INDEPENDENT AUDITORS

Clifton Star Resources Inc.
Unaudited Interim Consolidated Statements of Financial Position
(Expressed in Canadian Dollars)

	Notes	As at December 31, 2014	As at June 30, 2014
ASSETS
Current assets:
Cash		$3,112,595	$1,328,239
Receivables	12	100,731	33,822
Refundable tax credits and mining duties	6	39,991	890,137
Prepaids		135,046	85,652
		3,388,363	2,337,850
Non-current assets:
Non-refundable tax credits	6	-	770,574
Property and equipment		52,881	56,063
Investments	7,8a	1,000,000	-
Exploration and evaluation assets	8	1,543,927	36,718,578
		2,596,808	37,545,215
Total Assets		$5,985,171	$39,883,065
LIABILITIES AND EQUITY
Current liabilities
Accounts payable and accrued liabilities		$402,389	$372,188
		402,389	372,188
Deferred income and mining tax liability		-	323,000
Total Liabilities		402,389	695,188
Equity:
Share capital	9a	59,583,659	59,583,659
Share-based payments reserve		4,925,860	4,909,675
Deficit		(58,926,737)	(25,305,457)
Total Equity		5,582,782	39,187,877
Total Liabilities and Equity		$5,985,171	$39,883,065

Approved and authorized by the Board on February 25, 2015:

/s/ Michel Bouchard	/s/ Ross Glanville

Michel Bouchard, Director	Ross Glanville, Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Clifton Star Resources Inc.
Unaudited Interim Consolidated Statements of Profit and Loss and Comprehensive Profit and Loss
(Expressed in Canadian Dollars)

	Note	For the three months ended December 31, 2014	For the three months ended December 31, 2013	For the six months ended December 31, 2014	For the six months ended December 31, 2013
Revenue		$-	$-	$-	$-

Expenses
Wages & benefits		149,288	201,442	298,768	349,245
Share-based payments	9b	4,864	57,573	16,185	162,419
Director’s fees	11	52,500	58,000	85,000	86,500
Consulting		40,454	21,848	59,700	95,158
Professional fees		145,966	79,465	182,145	218,707
Investor relations		165,829	76,791	202,723	136,877
Filing and transfer agent fees		9,774	471	9,774	471
Travel and telephone		11,280	10,153	20,173	20,735
Office and miscellaneous		15,407	18,821	27,053	39,339
Insurance		10,354	10,555	20,868	21,083
Amortization		1,557	1,901	3,182	3,892
Total expenses		607,273	537,020	925,571	1,134,426

Loss from operations		(607,273)	(537,020)	(925,571)	(1,134,426)

Other item
Write-down reversal (write-down) of exploration and evaluation assets	10	2,053,057	-	(33,025,338)	-
Interest income		2,837	9,828	6,802	31,814
Profit (Loss) before tax		1,448,621	(527,192)	(33,944,107)	(1,102,612)
Deferred income tax expense (recovery)		1,677	(165,975)	(322,827)	(253,777)
Net profit (loss) and comprehensive profit (loss) for the year		$1,446,944	$(361,217)	$(33,621,280)	$(848,835)

Weighted average number of common shares outstanding		38,664,390	38,656,238	38,664,390	38,535,314

Basic and Diluted Profit (Loss) per Common Share		$0.04	$(0.01)	$(0.87)	$(0.02)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Clifton Star Resources Inc.
Unaudited Interim Consolidated Statements of Changes in Equity
(Expressed in Canadian Dollars)

	Notes	Number of shares	Share capital	Share-based payments reserve	Accumulated deficit	Total
Balance – June 30, 2013		38,414,390	$59,523,659	$4,827,037	$(19,205,162)	$45,145,534
Fair value of stock issued for acquisition of properties		250,000	60,000	-	-	60,000
Fair value of share-based payments capitalized	9b	-	-	9,356	-	9,356
Share-based payments	9b	-	-	162.419	-	162,419
Share-based payments pf stock options expired	9b	-	-	(144,817)	144,817	-
Net Loss from July 1, 2013 to December 31, 2013		-	-	-	(848,835)	(848,835)
Balance – December 31, 2013		38,664,390	$59,583,659	$4,853,995	$(19,909,180)	$44,528,474

Balance – June 30, 2014		38,664,390	$59,583,659	$4,909,675	$(25,305,457)	$39,187,877
Share-based payments	9b	-	-	16,185	-	16,185
Net Loss from July 1, 2014 to December 31, 2014		-	-	-	(33,621,280)	(33,621,280)
Balance – December 31, 2014		38,664,390	$59,583,659	$4,925,860	$(58,926,737)	$5,582,782

The accompanying notes are an integral part of these condensed interim consolidated financial statements

Clifton Star Resources Inc.
Unaudited Interim Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)
December 31, 2014

	Notes	For the three months ended December 31, 2014	For the three months ended December 31, 2013	For the six months ended December 31, 2014
Cash flows from operating activities
Net profit ( loss) for the period		$1,446,944	$(361,217)	$(33,621,280)
Items not affected by cash:
Amortization		1,557	1,901	3,182
Share-based payments	9b	4,864	57,573	16,185
Deferred income tax expense (recovery)		1,677	(165,975)	(322,827)
Write-down reversal (write-down) of exploration and evaluation assets	10	(2,053,057)	-	33,025,338
		(598,015)	(467,718)	(899,402)
Changes in non-cash working capital:
Receivables		(72,300)	(103,392)	(66,910)
Refundable tax credits recorded as receivable received		318,443	983,128	580,451
Refundable tax credits recovery for year ended June 30, 2009		2,445,115	-	2,445,115
Prepaids		(20,264)	7,700	(49,394)
Accounts payable and accrued liabilities		151,855	277,873	74,582
Net cash provided by (used in) operating activities		2,224,834	697,591	2,084,442
Cash flows from financing activities
Shares issued		-	60,000	-
Net cash provided by financing activities		-	60,000	-
Cash flows from investing activities
Additions to exploration and evaluation assets		(122,694)	(1,328,915)	(300,086)
Net cash used in investing activities		(122,694)	(1,328,915)	(300,086)
Net increase (decrease) in cash		2,102,140	(571,324)	1,784,356
Cash – beginning of the period		1,010,,455	3,470,194	1,328,239
Cash – end of the period		$3,112,595	$2,898,870	$3,112,595
Supplemental schedule of non-cash investing activities
Tax credits receivable and applied in reduction of exploration assets and evaluation assets	8	$2,153,593	$101,852	$1,405,299
Exploration and evaluation assets included in accounts payable and accrued liabilities		$270	$104,841	$270
Fair value of share-based payments included in exploration and evaluation assets	9b	$-	$2,891	$-

Clifton Star Resources Inc.

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

June 30, 2013

1.

Nature of operations

Clifton Star Resources Inc. (the “Company” or “Clifton”) is primarily engaged in the evaluation, acquisition and exploration of mineral properties in Canada. The Company’s mineral properties are located in the province of Quebec, Canada.

Clifton is a publicly listed company incorporated under the laws of the Province of British Columbia, and was continued under the Canada Business Corporations Act on December 29, 2010. The Company is listed on the TSX Venture Exchange (TSX-V) under the symbol “CFO”.

The Company’s registered and executive office, principal address and records office is located at Suite 217 – 1040 Belvedere Ave., Quebec City, province of Quebec, Canada, G1S 3G3. The Company’s web site address is www.cfo-star.com.

These condensed interim consolidated financial statements were approved by the Company’s Board of Directors on February 25, 2015.

2.

Going concern

These condensed interim consolidated statements have been prepared on a going concern basis. The going concern basis of presentation assumes that the Company will continue in operation for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

The recoverability of the amounts shown for exploration and evaluation assets is dependent upon the existence of economically recoverable mineral reserves or proceeds from disposition of the mineral properties.

At December 31, 2014, the Company had cash and cash equivalents of $3.1 million (December 31, 2013: $2.9 million) and working capital of $3.0 million (December 31, 2013: $3.1 million). The Company does not earn revenue from its operations; it has incurred a loss of $33.6 million before income taxes during the six months ended December 31, 2014, and has a deficit of $58.9 million at December 31, 2014. Clifton’s ability to continue as a going concern depends on its ability to develop profitable operations and to continue to raise adequate financing.  Clifton’s management continues to seek new business opportunities through alliances with financial, exploration and mining entities, or enter into other business and financial transactions which would assure continuation of the Company’s operations and exploration programs.  Management believes that the cash on hand at December 31, 2014, is sufficient to meet corporate and administrative expenses for the coming twelve months.

3.

Summary of significant accounting policies

a.

Basis of presentation

These condensed interim consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), under International Accounting Standards (“IAS”) 34 Interim Financial Reporting. The Company has consistently applied the same accounting policies, as outlined in note 3, Summary of significant accounting policies in our consolidated financial statements for the year ended June 30, 2014, except as noted in note 4, Changes in

Clifton Star Resources Inc.

Unaudited Notes to the Condensed Interim Consolidated Financial Statements

(Expressed in Canadian Dollars)

December 31, 2014

3.

Summary of significant accounting policies – Continued

a.

Basis of presentation - Continued

accounting policies, to all periods presented in these condensed interim consolidated financial statements.

The condensed interim consolidated financial statements should be read in conjunction with the Company’s annual consolidated financial statements for the year ended June 30, 2014, which include the complete list of significant accounting policies in note 3. These condensed interim consolidated financial statements do not include all of the notes required in the annual financial statements.

b.

Basis of consolidation

The financial statements of the Company consolidate the accounts of Clifton and its wholly-owned subsidiary, Duquesne Gold Mines Inc. All intercompany transactions and balances are eliminated on consolidation.

A subsidiary is an entity which Clifton controls by having the power to govern its financial and operating policies. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether Clifton controls another entity. The subsidiary is fully consolidated from the date on which control was obtained, and will be de-consolidated from the date that control ceases.

c.

Use of judgments and estimates

The preparation of these condensed interim financial statements requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the condensed interim financial statements and the reported expenses during the period.

On an ongoing basis, management evaluates its judgments and estimates in relation to assets, liabilities and expenses. Management uses historical experience and various other factors it believes to be reasonable under the given circumstances as the basis for its judgments and estimates. Actual outcomes may differ from these estimates under different assumptions and conditions.

The condensed interim consolidated financial statements include judgments and estimates which, by their nature, are uncertain. The impacts of such judgments and estimates are pervasive throughout the condensed interim consolidated financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and the revision affects both current and future periods.

The most significant judgments relate to:

Critical judgments exercised in applying accounting policies that have the most significant effect on the amounts recognized in the condensed interim consolidated financial statements are as follows:

Clifton Star Resources Inc.

Unaudited Notes to the Condensed Interim Consolidated Financial Statements

(Expressed in Canadian Dollars)

December 31, 2014

3.

Summary of significant accounting policies – Continued

c.

Use of judgments and estimates - Continued

(i)

Recoverability and probability of future economic benefits of mineral property interests

Management has determined that exploration and evaluation assets and related costs incurred, which were capitalized, may have future economic benefits and may be economically recoverable. Management uses several criteria in its assessments of economic recoverability and probability of future economic benefits, including geologic and metallurgic information, the pre-feasibility study, the quality and capacity of existing infrastructure facilities locally, evaluation of permitting and environmental issues, and local support for the projects.

(ii)

Income taxes and mining duties

In assessing the probability of realizing income tax assets, management makes estimates related to expectations of future taxable income, applicable tax opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities.

In making its assessments, management gives additional weight to evidence that can be objectively verified.

(iii)

Valuation of share-based compensation

The Company uses the Black-Scholes Option Pricing Model for valuation of share-based compensation. Option pricing models require the input of subjective assumptions, including expected price volatility, expected life of stock options, and forfeiture rate. Changes in the input assumptions can materially affect the fair value estimate and the Company’s earning and share-based payment reserve.

d.

Investments

The investments are evaluated at the lower of the costs or the net realization value.

4.

Changes in accounting policies

The following new standard, interpretation and amendment, which has been applied in these condensed interim consolidated financial statements, did not have a material impact on the Company’s condensed interim consolidated financial statements:

•

IFRIC 21 Accounting for Levies imposed by Governments

IFRIC 21 Accounting for Levies imposed by Governments, clarifies that the obligating event giving rise to a liability to pay a levy is the activity described in the relevant legislation that triggers payment of the levy.

5.

Future accounting changes

The following new standard has not been applied in these condensed interim consolidated financial statements and may have an impact on the Company’s future financial statements:

Clifton Star Resources Inc.

Unaudited Notes to the Condensed Interim Consolidated Financial Statements

(Expressed in Canadian Dollars)

December 31, 2014

5.

Future accounting changes – Continued

•

IFRS 9 Financial instruments

IFRS 9 Financial instruments is part of the IASB's wider project to replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value. The basis of classification depends on the entity’s business model and the contractual cash flow characteristics of the financial asset. This project has now been completed. However, as part of the Limited Amendments to IFRS 9 project, on 24 July 2013 the IASB tentatively decided to defer the mandatory effective date of IFRS 9 and that the mandatory effective date should be left open pending the finalisation of the impairment and classification and measurement requirements. In February 2014, the IASB tentatively determined that the revised effective date for IFRS 9 would be January 1, 2018. The Company has not yet completed an assessment of the impact of adopting IFRS 9.

6.

Mining tax credit and duties

The current Quebec refundable tax credits and mining duties, as of December 31, 2014, amount to $39,991 (December 31, 2013: $727,318) and relate to exploration expenses incurred in the years ended June 30, 2014, June 30, 2013, and the six month period ended December 31, 2014.

The non-current federal non-refundable tax credits, as of December 31, 2014, amount to $NIL (December 31, 2013: $770,574). The reduction is the result of the significant write-down of exploration and evaluation assets and their associated future tax benefits.

7.

Investments

As of December 1st, 2014, the Company has terminated its direct involvement in the exploration activities of some properties, reduced their value to the estimated net realization value, and reclassified it as investments as follows:

	Participation	Value
Beattie Gold Mines Ltd (“Beattie”)	10%	$400,000
2699681 Canada Ltd (“2699681”)	10%	400,000
2588111 Manitoba Ltd (“2588111”)	10%	200,000
Total		$1,000,000

Beattie owns a mining concession. 2699681 owns, through its wholly-owned subsidiary, Eldorado Gold Mines Inc., certain surface rights. 2588111, owns, through its wholly-owned subsidiary, 173714 Canada Inc., certain mineral claims and mining concessions. All the mining rights, claims and concessions are located near the town of Duparquet, Quebec and were part of the Duparquet Project (see note 8a).

As of December 31, the Company has paid $4,800,000 to Beattie, $2,400,000 to 2699681 and $4,800,000 to 2588111.  The Company has also issued, on October 4, 2013, a further 100,000 shares of the Company to Beattie, 50,000 shares to 2699681, and 100,000 shares to 2588111.

Clifton Star Resources Inc.

Unaudited Notes to the Condensed Interim Consolidated Financial Statements

(Expressed in Canadian Dollars)

December 31, 2014

8. Exploration and evaluation assets

For the six months period ended December 31, 2014	Beattie Property (Note 8a)	Donchester Property (Note 8a)	Dumico Property (Note 8a)	Central Duparquet Property (Note 8b)	Total Duparquet Project	Duquesne Property (Note 8c)	Hunter Property (Note 8d)	Other Properties(***) (Note 8e)	Total
Acquisition costs, beginning of year	$4,824,000	4,824,000	$2,412,000	$737,400	$12,797,400	$3,103,500	$-	$2,189	$15,903,089
Additions during the six month period	-	-	-	-	-	-	-	4,796	4,796
Acquisition costs, December 31, 2014	4,824,000(*)	4,824,000(*)	2,412,000(*)	737,400	12,797,400	3,103,500(**)	-	6,985	15,907,885
	12,052,914	8,805,236	661,420	944,131	22,463,701	5,526,957	391,674	63,614	28,445,946
Deferred exploration costs, beginning of year
Additions during the six month period:
Assays	30	-	-	-	30	2,767	2,302	-	5,099
Field expenditures	51,758	47,895	-	175	99,828	18,445	18,293	13,221	149,787
Geological Consulting	5,238	5,237	-	-	10,475	6,503	3,983	2,667	23,628
Studies	11,261	11,261	-	-	22,522	-	-	-	22,522
Prefeasibility Studies	25,077	25,077	-	-	50,154	-	-	-	50,154
Total additions during the six month period	93,364	89,470	-	175	183,009	27,715	24,578	15,888	251,190
Tax and mining credit applied during the six month period	(716,572)	(459,845)	(45,646)	111,575	(1,110,488)	(284,089)	(6,776)	(3,946)	(1,405,299)
Deferred exploration costs, December 31, 2014	11,429,706	8,434,861	615,774	1,055,881	21,536,222	5,270,583	409,476	75,556	27,291,837
Total exploration and evaluation assets	$16,253,706	13,258,861	$3,027,774	$1,793,281	$34,333,622	$8,374,083	$409,476	$82,541	$43,199,722
Write-down of exploration and evaluation assets, beginning of the year	-	-	-	-	-	(7,630,457)	-	-	(7,630,457)
Additions during the six month period	(15,853,706)	(12,858,861)	(2,827,774)	(1,268,281)	(32,808,622)	256,374	(409,476)	(63,614)	(33,025,338)
Write-down of exploration and evaluation assets, December 31, 2014	(15,853,706)	(12,858,861)	(2,827,774)	(1,268,281)	(32,808,622)	(7,374,083)	(409,476)	(63,614)	(40,655,795)
Reclassification to investments	(400,000)	(400,000)	(200,000)	-	(1,000,000)	-	-	-	(1,000,000)
Total exploration and evaluation assets	-	-	-	525,000	525,000	1,000,000	-	18,927	1,543,927

(*):    These acquisitions costs relate to the acquisition of the shares of the companies that hold the rights to the mining properties (see note 8a for additional details)

(**):  These acquisitions costs include $1,818,500 that relates to the acquisition of the shares of the company that hold the rights to the mining property (see note 8c for additional details)

(***): Other properties comprise: Cat Lake, Roquemaure, Franquet, Joutel and Morris

Clifton Star Resources Inc.

Unaudited Notes to the Condensed Interim Consolidated Financial Statements

(Expressed in Canadian Dollars)

December 31, 2014

8.

Exploration and evaluation assets - Continued

For the Year ended June 30, 2014	Beattie Property (Note 8a)	Donchester Property (Note 8a)	Dumico Property (Note 8a)	Central Duparquet Property (Note 8b)	Total Duparquet Project	Duquesne Property (Note 8c)	Hunter Property (Note 8d)	Other Properties(***) (Note 8e)	Total
Acquisition costs, beginning of year	$4,800,000	4,800,000	$2,400,000	$737,400	$12,737,400	$3,103,500	$-	$-	$15,840,900
Additions during the year	24,000	24,000	12,000	-	60,000	-	-	2,189	62,189
Acquisition costs, end of Year	4,824,000(*)	4,824,000(*)	2,412,000(*)	737,400	12,797,400	3,103,500(**)	-	2,189	15,903,089
	11,063,415	7,805,290	650,998	912,037	20,431,740	5,526,248	391,364	63,614	26,412,966
Deferred exploration costs, beginning of year
Additions during the year:
Assays	62,889	91,561	4,837	8,397	167,684	-	-	-	167,684
Drilling	52,021	26,067	-	-	78,088	-	-	-	78,088
Field expenditures	283,563	271,745	12,040	38,261	605,609	623	-	-	606,232
Geological Consulting	19,283	17,128	-	298	36,709	500	500	-	37,709
Studies	99,004	99,004	-	-	198,008	-	-	-	198,008
Prefeasibility Studies	643,438	643,438	-	-	1,286,876	-	-	-	1,286,876
Total additions during the year	1,160,198	1,148,943	16,877	46,956	2,372,974	1,123	500	-	2,374,597
Tax and mining credit applied during the year	(170,699)	(148,997)	(6,455)	(14,862)	(341,013)	(414)	(190)	-	(341,617)
Deferred exploration costs, end of year	12,052,914	8,805,236	661,420	944,131	22,463,701	5,526,957	391,674	63,614	28,445,946
Total exploration and evaluation assets	$16,876,914	13,629,236	$3,073,420	$1,681,531	$35,261,101	$8,630,457	$391,674	$65,803	$44,349,035
Write-down of exploration and evaluation assets during the year	-	-	-	-	-	(7,630,457)	-	-	(7,630,457)
Total exploration and evaluation assets	16,876,914	13,629,236	3,073,420	1,681,531	35,261,101	1,000,000	391,674	65,803	36,718,578

(*):    These acquisitions costs relate to the acquisition of the shares of the companies that hold the rights to the mining properties (see note 8a for additional details)

(**):  These acquisitions costs include $1,818,500 that relates to the acquisition of the shares of the company that hold the rights to the mining property (see note 8c for additional details)

(***): Other properties comprise: Cat Lake and Roquemaure

Clifton Star Resources Inc.

Unaudited Notes to the Condensed Interim Consolidated Financial Statements

(Expressed in Canadian Dollars)

December 31, 2014

8.

 Exploration and evaluation assets – Continued

a.

Beattie, Donchester and Dumico properties

The Company signed three mineral property option agreements on May 1, 2008 (amended July 22, 2008, November 24, 2008, April 8, 2009 and October 26, 2009) with Beattie Gold Mines Ltd. (“Beattie”), 2699681 Canada Ltd. (“2699681”), and 2588111 Manitoba Ltd. (“2588111”) respectively with similar terms.

Beattie owns a mining concession. 2699681 owns, through its wholly-owned subsidiary, Eldorado Gold Mines Inc., certain surface rights. 2588111, owns, through its wholly-owned subsidiary, 173714 Canada Inc., certain mineral claims and mining concessions. All the mining rights, claims and concessions are located near the town of Duparquet, Quebec.

On September 14, 2012, the Company signed amended agreements with the above-named optionors. As of December 31, 2014, the Company had paid $4,800,000 to Beattie, $2,400,000 to 2699681 and $4,800,000 to 2588111 under the option agreements and now owns 10% of the shares of the optionors. In connection with the September 2012 agreement, the Company has also issued, in October 4, 2013, a further 100,000 shares of the Company to Beattie, 50,000 shares to 2699681, and 100,000 shares to 2588111.

As of December 1st, 2014, the Company has terminated his direct involvement in the exploration activities in these properties and has recorded a write-down of $31.5M, leaving a net realization value of $1.0M for the Company’s 10% interest in the issued and outstanding shares of the optionors (see note 7).  The write-down includes a portion of the recovery of the mining tax credits for the year ended June 30, 2009, and expenses incurred in the second quarter ended December 31, 2014.  Under IFRS, the write-down could be reversed, if justified.

On December 10, 2009, the Company entered into a mineral property option and joint venture agreement with Osisko Mining Corporation (“Osisko”) regarding a joint venture on the Duparquet Project (the “Project”). The Project comprises the Central Duparquet, Duquesne, Beattie, Donchester and Dumico properties. Under the terms of the mineral property option and joint venture agreement, Osisko could earn a 50% interest in the joint venture by contributing, as operator, a total of $70,000,000 ($15,000,000 was incurred) to the joint venture over a four-year period.

On June 16, 2011, Osisko notified the Company of its decision to terminate its participation in the Project.

On June 3, 2014, the Company filed legal proceedings against Osisko to claim damages sustained by the Company. The claim relates to a contract signed between the parties that includes a $22.5 Million loan facility that the Company formally requested from Osisko, in November 2012, in order to make an option payment on the Duparquet Project. The credit facility was not made available by Osisko at that time, and discussions are ongoing since then.

b.

Central Duparquet Property

On December 15, 2008, the Company signed an option agreement to acquire a 100% interest in the Central Duparquet property. The property comprises 18 mineral claims located in the Duparquet Township, Quebec. To earn its 100% interest, the Company paid $400,000 on January 13, 2009.

Clifton Star Resources Inc.

Unaudited Notes to the Condensed Interim Consolidated Financial Statements

(Expressed in Canadian Dollars)

December 31, 2014

8.

Exploration and evaluation assets – Continued

b.

Central Duparquet Property - Continued

During the five-year period following the date of execution of the agreement, the Company may sell, transfer or otherwise dispose of all or any portion of its interest in the property. One of the conditions of the agreement will be a payment to the optionor of shares of any company acquiring an interest in the property at a deemed value of $1,900,000, or $1,900,000 in cash. On May 2nd, 2013, the Company paid $125,000 in cash to extend the five-year period to six years and six months.

On February 26, 2010, the Company entered into an agreement to acquire the 2% NSR from the optionor. As consideration for the acquisition of the 2% NSR, the Company paid $155,000 and issued 10,000 common shares, valued at $57,400, to the optionor.

As the Central Duparquet property was part of the Duparquet project, the Company has recorded a write-down of $1.3M on the property, leaving a value of $525,000 which represents the estimated net realization value of the 100% interest owned by the Company in the Central Duparquet property. The write-down includes a portion of the recovery of the mining tax credits for the year ended June 30, 2009, and expenses incurred in the second quarter ended December 31, 2014. Under IFRS, the write-down could be reversed, if justified.

c.

Duquesne Property

Pursuant to an option agreement dated September 20, 2006 (amended on May 14, 2007, and June 11, 2007), the Company issued 10,000 common shares valued at $18,500 to the optionor, paid $1,800,000 in cash, and committed to incur before the fourth anniversary, over $4,000,000 in exploration expenditures to acquire all of the issued shares of Duquesne Gold Mines Ltd. (“Duquesne”). Duquesne was a private Canadian mineral exploration company which owned fifty five mineral claims and one mining concession, located in Destor Township, Quebec, together known as the Duquesne Gold Project. The optionor retained a 3% NSR, which the Company is required, upon certain conditions, to purchase from the optionor in consideration for the sum of $1,000,000 for each 0.5% NSR at any time for a total of $6,000,000.

During the year ended June 30, 2009, the Company acquired additional claims, known as the Duquesne Extension, for $35,000. The Duquesne Extension adjoins the Duquesne property to the south and southwest. In addition, the Company paid $250,000 to acquire claims known as the Lepine and Destor properties. These claims are contiguous to the northwest and east, respectively, of the Duquesne property. The optionor has retained a 2% NSR.

On June 20, 2010, the Company had fulfilled all obligations under the option agreement, and acquired a 100% interest in Duquesne.

In connection with an agreement entered on July 31, 2012, the Company purchased a 0.5% NSR royalty on the Duquesne Property for $1.0M in cash. The remaining NSR of 2.5% could be purchased in tranches of 0.5% NSR in consideration for $1.0M each tranche, starting in June 2017 under certain conditions.

Following an internal study dated June 2, 2014, on the economic viability of the mining project, which considered the gold price, the investment requirements and the level of the mineral resources of the Duquesne Property, the Company has decided to record a write-down of $7,374,083 on the exploration and evaluation assets incurred on this project, leaving a value of $1,000,000 which represents the estimated net realization value of the 100% interest owned by the Company in the Duquesne property. The write-down includes a portion of the recovery of

Clifton Star Resources Inc.

Unaudited Notes to the Condensed Interim Consolidated Financial Statements

(Expressed in Canadian Dollars)

December 31, 2014

8.

Exploration and evaluation assets – Continued

c.

Duquesne Property - Continued

the mining tax credits for the year ended June 30, 2009 and expenses incurred in the second quarter ended December 31, 2014. Under IFRS, the write-down could be reversed, if justified.

d.

Hunter Property

The Company signed a mineral property option agreement on November 30, 2009, with 173714 Canada Inc. to acquire the property as part of the Donchester Option Agreement.

As the Hunter property was part of the Beattie, Donchester and Dumico properties Option Agreements that were terminated on December 1, 2014, the Company has recorded a write-down of $0.4M on the property, leaving a value of $NIL. Under IFRS, the write-down could be reversed, if justified.

e.

Other Properties

Cat Lake Property

The Company signed a mineral property option agreement on May 1, 2008 (amended July 22, 2008, November 24, 2008, and April 8, 2009) with 2588111. The Cat Lake property comprises nine mining leases in the Lac Dubonnet Mining District, which is northeast of Winnipeg, Manitoba. Under the terms of the option agreement, the Company must keep the property in good standing (currently in good standing) until July 28, 2015, and incur minimum exploration expenditures of $33,000, which were incurred.

As the Cat Lake property was part of the Beattie, Donchester and Dumico properties Option Agreements that were terminated on December 1, 2014, the Company has recorded a write-down of $0.06M on the property, leaving a value of $NIL. Under IFRS, the write-down could be reversed, if justified.

Roquemaure Property

The Roquemaure Project is composed of 40 mining claims covering 2,271 hectare. The claims were staked by the Company in June and July of 2014. The property is wholly owned by the Company and is not subject to any underlying royalty or option or joint venture agreement.

Franquet Property

The Franquet Property is composed of 34 contiguous claims, totalling 1,689 hectares, which are wholly owned by the Company. The property is located approximately 130 km to the N-NE of the city of Val d’Or in Franquet and Quevillon townships.

Joutel Property

The Joutel Property is composed of 11 contiguous claims, totalling 613 hectares, which are wholly owned by the Company. The property is located approximately 150 km to the NE of the city of Rouyn-Noranda in Joutel Township.

Morris Property

The Morris Property is composed of 40 contiguous claims covering a total area of 2,218 hectares, which are wholly owned by the Company. The property is located approximately 25 km to the east of the town of Matagami in Morris Township (QC).

Clifton Star Resources Inc.

Unaudited Notes to the Condensed Interim Consolidated Financial Statements

(Expressed in Canadian Dollars)

December 31, 2014

9.

Share capital

a.

Share issuance

The Company’s authorized share capital consists of an unlimited number of common shares without par value.

b.

Stock options

The Company has a stock option plan (the “Stock Option Plan”), the purpose of which is to advance the interests of the Company by providing directors, officers and employees with a financial incentive for the continued improvement in the performance of the Company and encouragement for them to remain with the Company. The option price under each option shall not exceed the market price on the grant date. The term of any option granted under the Stock Option Plan may not exceed five years. The number of options granted shall not exceed 20% of the issued and outstanding shares of the Company, with vesting requirements determined by the directors. The following transactions took place during the periods:

	Number of Options	Weighted-Average Exercise Price
Balance – June 30, 2013	2,935,000	$1.45
Granted	400,000	$0.18
Expired	(50,000)	$5.00
Balance – December 31, 2013, June 30, 2014 and December 31, 2014	3,285,000	$1.24

At December 31, 2014, the following options were outstanding and exercisable:

Expiry date	Weighted-Average Exercise Price	Number of Options Outstanding	Weighted-Average Remaining life	Number of Options Vested
June 20, 2016	$2.50	200,000	1.5	200,000
March 9, 2017	$2.03	435,000	2.2	435,000
April 25, 2017	$1.40	1,075,000	2.3	1,075,000
September 14, 2017	$1.14	450,000	2.7	450,000
April 15, 2018	$0.85	725,000	3.3	725,000
December 3, 2018	$0.18	400,000	3.9	300,000
	$1.24	3,285,000	2.7	3,185,000

During the six months ended December 31, 2014, the Company expensed $16,185 and capitalized $NIL as exploration assets (December 31, 2013 – $162,419 and $9,356 respectively) which totally relates to stock options granted in the prior year. The unamortized share-based payments balance of $3,085 (2013 – $74,950) will be recognized during the current fiscal year.

Clifton Star Resources Inc.

Unaudited Notes to the Condensed Interim Consolidated Financial Statements

(Expressed in Canadian Dollars)

December 31, 2014

9.

Share capital – Continued

a.

Agent’s options

The following transactions took place during the periods:

	Number of Options	Weighted-Average Exercise Price
Balance – December 31, 2013	138,000	$1.25
Expired	138,000	$1.25
Balance – June 30, 2014 and December 31, 2014	-	$-

On December 3, 2013, the Company’s shareholders approved the adoption of an Amended and Restated Shareholder Rights Plan (the “Plan”) (amended and restating the Shareholder Rights Plan of the Company dated November 10, 2010) to ensure, to the extent possible, that all shareholders of the Company are treated fairly in connection with any take-over offer for the Company. The Plan must be reconfirmed at the third annual meeting following the meeting at which the Plan was confirmed.

Pursuant to the terms of the Plan, any bids that meet certain criteria intended to protect the interests of all shareholders are deemed to be permitted bids. A permitted bid must be made by way of a takeover bid circular prepared in compliance with applicable securities law and, in addition to certain conditions, must remain open for 60 days. In the event a takeover bid does not meet the permitted bid requirements of the Plan, the Rights issued under the Plan will entitle shareholders, other than any shareholder or shareholders involved in the takeover bid, to purchase additional common shares of the Company at a significant discount to the market price of the common shares at that time.

To implement the Plan, the Board of Directors of the Company authorized the distribution and issuance of one Right in respect of each common share outstanding to holders of record on November 10, 2010. One Right will also be issued for each common share issued by the Company after November 10, 2010. Until the occurrence of such specific events, the Rights will not be exercisable and will be attached to and traded with the common shares of the Company.

10.

Write-down of exploration and evaluation assets

The following transactions took place during the periods:

Balance – June 30, 2013 and December 31, 2013	$-

Balance – June 30, 2014	$7,630,457
Write – down from July 1, 2014 to September 30, 2014	35,078,395
Balance – September 30, 2014	42,708,852

Net recovery of Quebec tax credits for the year ended June 30, 2009	(2,120,175)
Net additions to deferred explorations costs on projects closed on December 1, 2014, from October 1, 2014 to December 1, 2014	67,118
Write-down reversal from October 1, 2014 to December 31, 2014	(2,053,057)

Balance – December 31, 2014	$40,655,795

Clifton Star Resources Inc.

Unaudited Notes to the Condensed Interim Consolidated Financial Statements

(Expressed in Canadian Dollars)

December 31, 2014

11.

Related party transactions

The Company had the following transactions with related parties for the six months ended December 31.

	2014	2013
Directors fees	$85,000	$86,500
Consulting fees	-	67,036
Professional fees - legal	234,667	55,824
	$319,667	$209,360

The Company has entered into agreements with three officers for employment. If such agreements are terminated without cause, the Company will have to pay $135,000, $140,000 or $300,000, respectively, to three officers. If such agreements are terminated following a change in control, the Company will have to pay $135,000, $140,000 or $628,000, respectively, to three officers.

12.

Financial instruments

Fair value

The Company’s financial instruments consist of cash, short-term investments, receivables and accounts payable and accrued liabilities. The carrying values of these financial instruments approximate their fair values due to their short-term maturity.

Financial risk management

The Company’s activities expose it to a variety of financial risks including credit risk, liquidity risk and market risk.

Credit risk

Credit Risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. Financial instruments that potentially subject the Company to credit risk consist of cash, short-term investments and receivables. The carrying amount of the financial assets recorded in the financial statements, net of any allowance for losses, represents the maximum exposure to credit risk.

The Company deposits its cash and short-term investments with a high credit quality major Canadian financial institution as determined by ratings agencies. Receivables are mainly interest receivable from the bank and sales tax receivable.

To reduce credit risk, the Company regularly reviews the collectability of its receivables, and establishes an allowance based on its best estimate of potentially uncollectible amounts. The Company historically has not had difficulty collecting its receivables.

Liquidity risk

Liquidity risk represents the risk that the Company will not be able to meet its financial obligations as they fall due. The Company mitigates liquidity risk through its capital structure and by continuously monitoring actual and projected cash flows. The Company finances its

Clifton Star Resources Inc.

Unaudited Notes to the Condensed Interim Consolidated Financial Statements

(Expressed in Canadian Dollars)

December 31, 2014

12.

Financial instruments – Continued

exploration activities through equity issues, flow-through shares issues, operating cash flows and the utilization of its liquidity reserves.

The Board of Directors reviews the Company’s operating and capital budgets, as well as any material transactions outside of the ordinary course of business.

Contractual maturities of financial liabilities are one year or less.

Market risk

Market risk is the risk of loss that may arise from changes in market factors, such as interest rates, foreign currency risk and gold price risk.

(a)

Interest rate risk

Interest rate risk is the Company’s exposure to increase or decrease in financial instruments value caused by fluctuations in interest rates. Since the Company has no financial obligations, its current risk is limited to potential returns on short-term deposits.

(b)

Foreign currency risk

The Company has no significant foreign assets and liabilities, and accordingly is not exposed to significant foreign currency risk.

(c)

Gold price risk

The Company will be exposed to the risk of fluctuations in prevailing market gold prices. Currently, the Company has a 10% interest in companies that owns a large gold project, and is not exposed to financial instruments risks related to gold prices.

13.

Segmented information

The Company conducts its business in a single operating reportable segment, that being the acquisition and exploration of mineral properties. All of the Company’s exploration and evaluation assets are located in Canada.

14.

Contingency

On June 3, 2014, the Company filed legal proceedings against Osisko to claim damages sustained by the Company. The claim relates to a contract signed between the parties that includes a $22.5 Million loan facility that the Company formally requested from Osisko, in November 2012, in order to make an option payment on the Duparquet Property. The credit facility was not made available by Osisko at that time, and discussions are ongoing since then.

At this time, it is premature to evaluate the outcome of these legal proceedings.

On or about June 19, 2014, the Company was served with proceedings, as an impleaded party, in the course of an action on grounds of oppression instituted between some of the Optionors of the Duparquet project against other Optioners of the Duparquet project based on alleged improper transfers of mining titles that would have occurred over 20 years ago.

On August 15, 2014, the Plaintiffs in these original proceedings amended their action and included the Company as Co-Defendants instead of as an impleaded partie.  As relates to the

Clifton Star Resources Inc.

Unaudited Notes to the Condensed Interim Consolidated Financial Statements

(Expressed in Canadian Dollars)

December 31, 2014

14.

Contingency – Continued

Company, Plaintiffs ask the Court to condemn the Company jointly and solidarily with the Co-Defendants to reimburse any and all amounts unjustly withdrawn or withheld from Beattie Gold Mines Ltd and /or Border Chemical Company Limited.  The Company strongly believes that the amended proceedings against it have been instituted as a means of exercising pressure on the Co-Defendants and that there is no basis in fact or in law for this recourse against the Company.